January 7, 2010

Mr. Terence O’Brien

Accounting Branch Chief

United States Securities and

Exchange Commission

1 Station Place, N. E. Stop 7010

Washington, DC 20549-7010

RE:         Hexcel Corporation

Form 10-K for the Fiscal Year Ended December 31, 2008

Filed February 12, 2009

File No. 001-08472

Dear Mr. O’Brien:

The Company is furnishing the supplementary information and comments with reference to the matters and questions raised in your letter dated December 14, 2009.  The items below correspond to the matters raised in your letter; the questions raised by the Commission have been repeated, and the Company’s response immediately follows.

The Company acknowledges that responsibility for the adequacy and accuracy of all disclosures within our filings rests with the Company, that staff comments and/or changes to disclosures in response to staff comments do not foreclose the Commission from taking any action with respect to our filings, and that the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Form 10-K for the Fiscal Year Ended December 31, 2008

Business, page 2

1.               In future filings, please disclose the duration of all patents, trademarks, and licenses and the importance of these items to specific business segments.  See Item 101 (c) (I) (iv) of Regulation S-K.  Further, please clarify whether your business is dependent on any single patent, license or other right, or group of patents, licenses and/or rights.

Company Response:

The Company does not believe that any patent or series of related patents, or license agreement or series of related license agreements, is material to the Company or any individual business segment of the Company, and therefore the Company does not disclose the duration of its patents, trademarks, and licenses.  The Company will expand the Business discussion to clarify whether the business is dependent on any patent, license or other right, or group of patents, licenses and/or rights, beginning with the Company’s Form 10-K for the year ended December 31, 2009.  The following reflects an example of likely disclosure:

Our products rely primarily on our expertise in materials science, textiles, process engineering and polymer chemistry.  Consistent with market demand, we have been placing more emphasis on higher performing products and cost effective production processes while seeking to improve the consistency of our products and our capital efficiency.  Towards this end, we have entered into formal and informal alliances, as well as licensing and teaming arrangements, with several customers, suppliers, external agencies and laboratories.  We believe that we possess unique capabilities to design, develop and manufacture composite materials and structures.  We have over 400 patents and pending applications worldwide, and have granted technology licenses and patent rights to several third parties primarily in connection with joint ventures and joint development programs.  It is our policy to actively enforce our proprietary rights. We believe that the patents and know-how rights currently owned or licensed by Hexcel are adequate for the conduct of our business. We do not believe that our business would be materially affected by the expiration of any single patent or series of related patents, or by the termination of any single license agreement or series of related license agreements.

Legal Proceedings, page 17

2.               In future filings, please provide all information required by Item 103 of Regulation S-K.  Specifically, please provide the date that Gurit infringement claim was instituted and the damages sought.

Company Response:

The Company will provide all information required by Item 103 of Regulation S-K in future filings.  The following reflects an example of likely disclosure:

Our Austrian subsidiary has been sued in Germany and Austria by Gurit, a European competitor of composite materials sold into the wind energy market. Gurit alleges that the Company’s HexFIT® made in Austria and sold in Germany to Vestas infringes a Gurit EU patent. Gurit has also had its counsel issue a “cease and desist” letter with respect to our sales to a minor wind energy customer in Denmark. Vestas is our largest wind energy customer and manufactures blades for wind turbines in Germany, Denmark and Spain. The suit in Germany was filed in April 2008, and the suit in Austria was filed in September 2008.  The suits seek an injunction to prevent the Company from making or selling HexFIT in Germany and Austria and also seeks unspecified monetary damages for past infringement. Regarding the Gurit patent itself, the European Patent Office (EPO) held an appeal hearing in November on our assertion that the patent was not valid based on prior art. The EPO sustained the patent based on an alternate set of claims which deleted one of Gurit’s prior claims. The EPO remitted the patent to the Opposition Division to supervise appropriate amendment of the specification. A written opinion from the EPO on its decision is expected in the first quarter of 2010. We believe that HexFIT does not infringe the patent and intend to continue to vigorously defend the suits.

Controls and Procedures, Page 21

3.               We note your statement that “[i]n designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures.  Please confirm to us, and in future filings revise to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  In the alternative, please remove the reference to the level of assurance of your disclosure regarding controls and procedures.  Please note that this comment also applies to your Forms 10-Q for the quarters ending March 31, 2009, June 30, 2009 and September 30, 2009.

Company Response:

The Company confirms that its disclosure controls and procedures are designed to provide reasonable assurance of achieving its objectives and that its principal executive officer and principal financial officer concluded that its disclosure controls and procedures are effective at the reasonable assurance level as of December 31, 2008, March 31, 2009, June 30, 2009 and September 30, 2009.

The Company will revise its disclosure as required under Regulation S-K  Item 307, Controls and Procedures, and defined in Rule 240.13a-15(e) beginning with the Company’s Form 10-K for the year ended December 31, 2009.  The following reflects an example of likely disclosure

Evaluation of Disclosure Controls and Procedures.

Our Chief Executive Officer and Chief Financial Officer have evaluated our disclosure controls and procedures as of December 31, 2009 and have concluded that these disclosure controls and procedures are effective to ensure that information required to be disclosed by us in the reports that we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.   These disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports we file or submit is accumulated and communicated to management, including the Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Our Chief Executive Officer and Chief Financial Officer have concluded that there have not been any changes in our internal control over financial reporting during the fourth quarter that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Commitments and Contingencies, page 90

4.               We note your disclosure that you believe that the ultimate resolution of these contingent matters, after taking into consideration your existing insurance coverage and amounts already provided for, will not have a material adverse impact on our consolidated results of operations, financial position or cash flows.  We note similar disclosures in your Form 10-Qs, including the 10-Q prior to your second quarter of 2008

During the second quarter of 2008, you increased environmental accruals for the Lodi, New Jersey site by $7.6 million due to new information that more fully identified the extent of the required remediation.  That amount represents over 32% of the pre-tax income for that quarter.  We also note that the related current period expenses for the year ended December 31, 2008 were 7.8% of pre-tax income for the year.

We caution you that a statement that a contingency is not expected to be material is not appropriate if there is a reasonable possibility that a loss exceeding amounts already accrued may have been incurred.  See Staff Accounting Bulletin Topic 5:Y for more guidance.  If it is reasonably possible that these contingencies could be material the SAB calls for the following disclosures:

•                  Circumstances affecting the reliability and precision of loss estimates;

•                  The extent to which unasserted claims are reflected in any accrual or may affect the magnitude of the contingency;

•                  Whether, and to what extent, losses may be recoverable from third parties;

•                  The contribution of other parties;

•                  The period in which claims for recovery may be realized;

•                  The likelihood that claims for recovery may be contested;

•                  The financial condition of third parties from which recovery is expected;

•                  The timing of payments of accrued and unrecognized amounts;

•                  The material components of the accruals and significant assumptions underlying estimates;

•                  The recurring costs of managing hazardous substances and pollutions in ongoing operations;

•                  Capital expenditures to limit or monitor hazardous substances or pollutants;

•                  Mandated expenditures to remediate previously contaminated sites

•                  Other infrequent or non-recurring clean up expenditures that can be anticipated, but which are not required in the present circumstances;

•                  Disaggregated disclosure that describes accrued and reasonably likely losses with respect to particular  environmental sites that are individually material;

•                  The consequences on amounts accrued and the range estimates for investigations and remediations that are in different stages with respect to individual sites

Please advise us regarding your conclusions about materiality and the above items.

Company Response:

The Company accrues for remediation activities when it is probable that a liability has been incurred and a reasonable estimate of the liability can be made. Since considerable uncertainty exists with respect to environmental remediation costs, the Company’s estimate of its liability is a range. As determined under SFAS No. 5 “Accounting for Contingencies” requirements, our accrual at December 31, 2008 reflects the low end of the range of $9.2 million, and we disclosed the upper end of the range which management estimated to be an additional $4.9 million.

In accordance with Staff Accounting Bulletin 5:Y, a statement that the contingency is not expected to be material does not satisfy the requirements of Statement 5 if there is at least a reasonable possibility that a loss exceeding amounts already recognized may have been incurred and the amount of that additional loss would be material to a decision to buy or sell the registrant’s securities.  As of March 31, 2008 (the latest filing prior to the recording of the charge), the Company determined that it was not reasonably possible that a loss exceeding the reserve would be material because the Company believed that it had an educated view of its exposure as remediation efforts had been ongoing for several years.  In addition, the Company had been working with a third party expert to manage the remediation and advise the Company as to its potential exposure.  The range of outcomes was prepared using a Monte Carlo simulation of the various tasks required to complete the remediation.  Early in 2008, the Company began doing additional testing of the site in response to an offer by a third party to buy the property.  During this testing, new contaminants were identified, resulting in enhanced remediation efforts which could not have been reasonably foreseen prior to the test results becoming available, and the consequent need to rerun the Monte Carlo model based on these additional tasks required to complete the remediation.  Based on these new facts, the Company re-estimated the range of the liability and recorded the additional charge in the second quarter 2008.

Our comment regarding materiality states “While it is impossible to ascertain the ultimate legal and financial liability with respect to certain contingent liabilities and claims, we believe, based upon our examination of currently available information, our experience to date, and advice from legal counsel, that the individual and aggregate liabilities resulting from the ultimate resolution of these contingent matters, after taking into consideration our existing insurance coverage and amounts already provided for, will not have a material adverse impact on our consolidated results of operations, financial position or cash flows.” Based upon the facts and circumstances at March 31, 2008 (as described above), the Company had determined that it was not reasonably possible that a loss exceeding the reserve would be material, and that the additional charge of $7.6 million taken in the second quarter 2008 was a result of changed circumstances and specific facts discovered in that same period.  Therefore the statement at March 31, 2008 above regarding materiality is considered appropriate and supportable based upon the facts and circumstances at that time. Furthermore, the Company also disclosed the upper end of the range of the estimated liability.

In addition, the Company has a process in place to reassess this accrual at each reporting period for potential changes in facts and circumstances that could require an update of our estimate of the loss.  In the absence of changes in facts and circumstances, the model is rerun annually.  Therefore the Company believes its statement regarding materiality (as described above) at each reporting date since the additional charge in the second quarter 2008 is also appropriate and supportable. In the event new developments or other changes in facts occur and the Company believes it is reasonably possible, either for the current quarter or a subsequent period, that a material loss exceeding amounts already accrued may have been incurred, the Company will include additional disclosures consistent with the requirements of Staff Accounting Bulletin Topic 5:Y.

Form 10-Q for the Quarter Ending March 31, 2009

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 16

Liquidity, page 20

5.               We note your disclosure regarding your borrowing under a new credit line established in China.  In future filings please provide more detail regarding this credit line, including a brief description of the applicable interest rates, the amounts available for borrowing, any financial covenants, the status of your compliance with any financial covenants and file all material agreements as exhibits.

Company Response:

Per regulation S-X, Rule 5-02, Accounts and Notes Payable, the amount and terms of unused lines of credit for short-term financing shall be disclosed, if significant.

The Company currently describes in its form 10-K the significant credit facilities, their terms and principal financial covenants.  The credit line established in China is for working capital needs of our local Chinese entity as funds cannot easily be transferred to and from China.  The line of credit is for a maximum of $5 million and is restricted to the Chinese entity, accordingly the amounts are not included in our borrowing capacity disclosures.  The related covenants also do not extend beyond the local entity.  Based on the restrictive nature of the facility and the low borrowing available we do not consider this a significant facility that requires disclosure.

Pursuant to Item 601(b)(10)(i) of Regulation S-K, a contract is required to be filed if, among other things, it is not made in the ordinary course of business and is material to the registrant.  For the reasons discussed in the prior paragraph, we do not consider the credit facility in China to be material to Hexcel Corporation, and therefore do not believe it is necessary to file the respective credit documents as exhibits.

In order to be responsive to your request to provide more detail regarding the Chinese credit facility, the Company will include a brief description of this facility in future filings beginning with the Company’s Form 10-K for the year ended December 31, 2009.  The following reflects an example of likely disclosure:

We have a $5 million borrowing facility for working capital needs of our Chinese entity with an outstanding balance of $x million at December 31, 2009.  These funds can only be used locally, accordingly we do not include this facility in our borrowing capacity disclosures.  The facility expires on November 20, 2010 and is guaranteed by Hexcel Corporation.

Form 8-K filed on May 22, 2009

6.               We note that you entered into a new credit agreement on May 21, 2009.  However, it does not appear that you have filed all the schedules and exhibits to this agreement.  In your next Exchange Act filing, please file the full credit agreement and amendments to the credit agreement; including all schedules and exhibits.

Company Response:

The Company’s next Exchange Act filing in the ordinary course will be an 8-K in late January which will be filed in order to report the issuance of the Company’s fourth quarter 2009 earnings release.  The Company will re-file its credit agreement, security agreement and subsidiary guarantee as exhibits to this 8-K, and will include all schedules and exhibits to such documents at that time.  Please note that the Company is currently evaluating the need to keep certain limited portions of the schedules and exhibits to such documents confidential, and therefore may, concurrently with filing the 8-K, submit a confidential treatment request to the staff with respect to certain portions of the schedules and exhibits to such documents.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 15

7.               From your disclosure on pages 15, 18, and 20, it appears that you benchmark total compensation and certain elements of executive compensation, including base salary, annual incentive compensation, and long-term incentive compensation.  In future filings where you benchmark total compensation or any individual element of compensation, please disclose the applicable benchmark as well as where compensation fell within benchmarked parameters.  To the extent actual compensation was outside the targeted range, please explain why.  See Item 402(b) (2) (xiv) of Regulation S-K.

Company Response:

The Company will add disclosure to this effect in its 2010 proxy statement.  The following reflects an example of likely disclosure:

In establishing appropriate compensation opportunities for named executive officers (“NEO”s), the Compensation Committee of the Hexcel Board of Directors considers a variety of factors, such as, but not limited to, depth of experience, tenure in position, current and historical performance of the executive in the position, internal equity, retention risks, and external benchmarks. We benchmark total pay as well as various components against a comparator group of 17 companies selected by the committee.  We target between the median and 75th percentile of the comparator group, taking into account the sizes of the companies.  Actual total target pay for each individual NEO falls within the targeted range, except for the General Counsel who is positioned slightly above the 75th percentile due to his long tenure with the company and exceptional performance.  Several NEOs (including the General Counsel) would fall below the comparator group median if we did not consider the sizes of the companies.

Compensation Consultant, page 17

8.               In future filings please discuss the material elements of any instructions or directions given to the consultants with respect to the performance of their duties under the engagement.  See Item 407(e) (3) (iii) of Regulation S-K.

Company Response:

The Company will add disclosure to this effect in its 2010 proxy statement.  The following reflects an example of likely disclosure:

The compensation consultant is engaged by and reports to the Compensation Committee.  The Committee instructs the consultant to provide advice and recommendations to best serve the Company, with the objective of creating long-term value for shareholders.  The Committee instructs the consultant to periodically inform the Committee of external marketplace developments, including legislation, that may influence the Committee’s decision-making processes or thinking. The consultant is expected to communicate regularly with management to understand the relevant business situation, talent needs, and compensation considerations (from the perspective of both the Committee and management). The consultant also checks all facts (financial, compensation, performance, etc.) with management prior to making recommendations to the Committee. Prior to Committee meetings, the consultant reviews the meeting materials and confers with management to check their understanding of anything management is proposing, raise issues that the consultant identifies, and suggest clarifying information or additional analyses that would be helpful. In the event the consultant disagrees with the appropriateness of a proposal of management, the consultant is obligated to inform the Committee and explain its objections.  The consultant has not and does not currently perform work for management outside the scope of the engagement.  If management requests additional work, the consultant must first obtain the approval of the chair of the Committee.

Assessment of Individual Performance, page 18

9.               We note that periodically the independent directors review the CEO’s performance and the Presiding Director then discusses the board’s assessment with the CEO.  In future filings, please clarify the CEO’s role in the setting of own compensation.  See Item 402(b) (2) (xv) of Regulation S-K.

Company Response:

The CEO has no role in setting his own compensation.  The Company will add disclosure to this effect in its 2010 proxy statement.  The following reflects an example of likely disclosure:

Periodically the independent directors review the CEO’s performance and the Presiding Director then discusses the board’s assessment with the CEO. This assessment includes a review of overall performance of the company, the degree to which strategic objectives were met, leadership accomplishments and other factors deemed relevant to the CEO’s performance. Our compensation committee charter requires that all decisions regarding CEO compensation be ratified by our independent directors.  The CEO has no role in setting his own compensation.

**********

We plan on filing our 2009 10-K on February 10, 2010, if you should have any questions or concerns regarding this letter, please contact me at (203)352-6839.

Sincerely,

/s/ Wayne Pensky
Wayne Pensky
Senior Vice President and
Chief Financial Officer